[redacted]

10026335

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Streamline Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Greenworth Place
(No and Street)

Santa Barbara (City) California (State) 93108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Gevirtz (805) 565-2232
(Area Code – Telephone Number)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Steven L. Gevirtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streamline Capital Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Calif
County of Santa Barbara
Subscribed and sworn to (or affirmed) before me on this 13 day of Jan, 20 10 by Steve L. Gevirtz proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

MARY L. ORTEGA
Commission # 1706730
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Streamline Capital Corporation:

We have audited the accompanying statement of financial condition of Streamline Capital Corporation (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streamline Capital Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

WE FOCUS & CARE℠

Streamline Capital Corporation
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	656,134
		-
Furniture, fixtures, and equipment, net		3,803
Investment, at cost		10
Total assets	$	674,947

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	1,404
Income taxes payable		3,191
Total liabilities		4,595
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding		12,000
Additional paid-in capital		283,521
Retained earnings		374,831
Total stockholder's equity		670,352
Total liabilities and stockholder's equity	$	674,947

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Consulting fees	$	445,000
Interest and dividend		3,065
Other income		837
Total revenues		448,902
Expenses		
Employee compensation and benefits		39,965
Communications		3,326
Occupancy expense		19,475
Bad debt expenses		747,610
Interest		105
Taxes, other than income taxes		100
Other operating expenses		77,808
Reimbursed expenses		(50,157)
Total expenses		838,232
Net income (loss) before income tax provision		(389,330)
Income tax provision		4,591
Net income (loss)	$	(393,921)

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2008	$ 12,000	$ 283,521	$ 975,773	$ 1,271,294
Distributions to stockholders	-	-	(207,021)	(207,021)
Net income (loss)	-	-	(393,921)	(393,921)
Balance at December 31, 2009	$ 12,000	$ 283,521	$ 374,831	$ 670,352

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ (393,921)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 1,740	
Provision for uncollectible accounts: increase (decrease)	747,610	
(Increase) decrease in assets:		
Marketable securities, at market value	454,388	
Accounts receivable	(15,000)	
Prepaid expense	1,400	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	30	
Income taxes payable	3,191	
Total adjustments		1,193,359
Net cash and cash equivalents provided by (used in) operating activities		799,438
Cash flow from investing activitie:		
Purchase of investment, at cost	(10)	
Net cash and cash equivalents provided by (used in) investing activities		(10)
Cash flow from financing activities:		
Capital distributions	(207,021)	
Net cash and cash equivalents provided by (used in) financing activities		(207,021)
Net increase (decrease) in cash and cash equivalents		592,407
Cash and cash equivalents at beginning of year		63,727
Cash and cash equivalents at end of year		$ 656,134

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 105
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Cash Flows
For the Year Ended December 31, 2009

Supplemental disclosures of non-cash transactions:

After evaluating the collectibility of two notes receivable that the Company holds, it was decided to place an allowance for doubtful accounts of $747,610 against the two notes. See Note 6. During the year ended December 31, 2009, the Company transferred its treasury funds of $454,388 to a money market account.

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Streamline Capital Corporation (the "Company") was incorporated in California in June of 1993, under the name of Protective Brokerage Corporation. In January of 1997, the Company changed its name to Streamline Capital Corporation. The Company first began receiving revenue in 1997. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Consulting fee income is earned from retainers paid for merger and investment banking business. Additionally, transaction fees are earned in the form of commission income, based on the completion of corporate finance transactions. To date, clients have participated in a broad array of industries, including telecommunications, healthcare, apparel packing, consumer products, utility outsourcing and defense.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company recognizes its retainer fee income when earned. The retainer fees are received from clients typically on a monthly basis as outlined in the Investment Banking Agreement at inception and are not contingent on the completion of a transaction. In the case of valuation work, 50% of the fee is usually paid up-front, with the remaining 50% payable upon the delivery of the final product.

Streamline Capital Corporation
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Accounts receivable are stated at face amount with no allowabce for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible

Notes receivable are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

Advertising costs are expensed as incurred. For the year ended December 31, 2009, the Company charged $360, to other operating expenses for advertising costs.

Furniture, fixtures, and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinet to an S Corporation. There is no financial impact to these financial statements.

Streamline Capital Corporation
Notes to Financial Statements
December 31, 2009

Note 2: FURNITURE, FIXTURES, AND EQUIPMENT, NET

Furniture, fixtures, and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Office Equipment	$	5,954	5
Furniture and fixtures		3,843	7
		9,797	
Less: accumulated depreciation		(5,994)	
Furniture, fixtures, and equipment, net	$	3,803	

Depreciation expense for the year ended December 31, 2009, was $1,740.

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $4,591 represents the California Franchise tax. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 4: FAIR VALUE MEASURMENT- ACCOUNTING PRONOUNCEMENT

In September 2006, FASB issued Statement No. 157, Fair Value Measurements ("SFAS No. 157") which the Company subsequently adopted on January 1, 2009. SFAS No. 157 defines fair value and establishes a hierarchal framework which prioritizes and ranks the market price observability used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Under SFAS No. 157, the inputs used to measure fair value must be classified into one of three levels as follows:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Note 4: FAIR VALUE MEASURMENT- ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. In accordance with SFAS No. 157, the Company is not permitted to adjust quoted market prices in an active market, even if the Company owns a large investment, the sale of which could reasonably impact the quoted price.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments	$ 10	$ -	$ -	$ 10
Total	$ 10	$ -	$ -	$ 10

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

The Company was hired to wind down the business of a privately held health supplement company. In order to effectively carry out its duties, the Company purchased approximately 33% of the health supplement company on October 8, 2009. The Company purchased the following equity instruments for $10 consideration.

Series A Convertible Preferred stock	4,445,886 shares
Series B Non-Voting Preferred stock	27,660 shares
Series C Convertible Preferred stock	20,000,000 shares

The health supplement company's assets were sold in a foreclosure sale and operations have ceased. There is over $100 million of debt outstanding in the corporate shell. The investment is deemed to have a nominal value of $10 at December 31, 2009.

Note 5: RELATED PARTY TRANSACTIONS

The Company has entered into a FINRA approved expense sharing agreement with it's sole shareholder. Under the agreement, the Company will incur a monthly fee of $1,483 for occupancy. It is possible that the terms of certain of the related-paty transactions are not the same as those that would result from transactions among wholly unrelated parties. For the year ended December 31, 2009, the Company charged $17,798 to occupancy expenses under this agreement.

Note 6: NOTES RECEIVABLE, NET

At the end of December 31, 2008, the Company held two promissory notes for $424,000 and $194,000 with interest rates of 15% and 20% respectively. During the year ended December 31, 2009, the Company evaluated the collectibility of the notes and placed a $747,610 allowance against the receivables, which includes $129,610 of accrued interest.

Note 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Streamline Capital Corporation
Notes to Financial Statements
December 31, 2009

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $651,539 which was $646,539 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,595) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 651,540
Adjustments:		
Retained earnings	$ (551,096)	
Non-allowable assets	551,095	
Total adjustments		(1)
Net capital per audited statements		$ 651,539

Streamline Capital Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Common stock	$ 12,000	
Additional paid-in capital	283,521	
Retained earnings	374,831	
Total stockholder's equity		$ 670,352
Less: Non-allowable assets		
	-	
Furniture, fixtures, and equipment, net	(3,803)	
Investment, at cost	(10)	
Total non-allowable assets		(18,813)
Net capital		651,539
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 306	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 646,539
Ratio of aggregate indebtedness to net capital	0.01 : 1	

There was a difference of $1 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 10.

Streamline Capital Corporation
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Streamline Capital Corporation
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

See independent auditor's report

Streamline Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

Board of Directors
Streamline Capital Corporation:

In planning and performing our audit of the financial statements of Streamline Capital Corporation (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2010

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

Streamline Capital Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009